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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III


RECEIVED
MAR 0 1 2002
PROCESSING

SEC FILE NUMBER
8- 48886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Dundee Securities Inc.
~~(Filed as Confidential Information)~~

OFFICIAL USE ONLY
39759
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Bay Street - Ste. 800 M5H 4A6
(No. and Street)

Toronto (City) Ontario (State)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas J. Glover, COO and CFO (416) 350-3400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1900-79 Wellington Steet West PO Box 29 TD. C. (Address) Toronto (City) Ontario (State) M5K 1B9 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Douglas J. Glover swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dundee Securities Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

CFO
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dundee Securities Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31	**2001**	2000
(Expressed in U.S. dollars)	**$**	$
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	739,165	862,258
Due from carrying broker (Note 2)	700,216	313,113
Accounts receivable	5,394	15,794
Due from clients	28,026	-
	1,472,801	1,191,165
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 2)	971,724	652,100
Due to clients	71	84,104
	971,795	736,204
STOCKHOLDER'S EQUITY		
Share capital		
Authorized		
Unlimited number of common shares		
Issued and outstanding		
500,000 common shares	500,000	500,000
Retained Earnings (Deficit)	1,006	(45,039)
	501,006	454,961
	1,472,801	1,191,165

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

STATEMENTS OF INCOME

For the years ended December 31	**2001**	2000
(Expressed in U.S. dollars)	**$**	$
REVENUE		
Commissions	1,447,212	1,087,627
Other	27,270	49,652
	1,474,482	1,137,279
EXPENSES		
Audit and legal fees	9,700	16,532
Operating, general and administration (Note 2)	1,418,737	1,115,358
NET INCOME	46,045	5,389

The accompanying notes are an integral part of these financial statements.